
Mail Stop 3628

November 12, 2009

<u>Via Facsimile at (713) 220-4285 and U.S. Mail</u>

W. Mark Young, Esq.
Andrews Kurth LLP
600 Travis, Suite 4200
Houston, Texas 77002

      Re: Fibertower Corporation
                Schedule TO-I
                File No. 5-49879
                Filed October 26, 2009

Dear Mr. Young:

      We have reviewed the above filing and have the following comments. All defined terms in this letter have the same meaning as in the Offering Memorandum and Consent Solicitation Statement filed as Exhibit 99(a)(1) to the Schedule TO-I, unless otherwise indicated. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule TO

General

1. You have announced that you will issue additional Existing Notes on November 16, 2009 in satisfaction of the interest due on the Existing Notes presently outstanding. Tell us what consideration you have given to the applicability of Regulation M to this issuance. We may have further comments when we have read your response.

2. We note that you intend to issue the Interim Notes pursuant to the exemption provided in Section 3(a)(9) of the Securities Act of 1933. We remind you that the exemption is not available where you have paid any commission or remuneration, indirectly or directly, for solicitations in connection with the proposed exchange. Please confirm your understanding, and further confirm that no such payment has been made or is contemplated.

3. We note that the Interim Notes are mandatorily redeemable by the issuer for a combination of (i) cash); (ii) new common shares; and (iii) New Notes Tell us what consideration you have given to the applicability of Section 5 of the Securities Act of 1933 to the issuance of the securities to be issued upon the redemption of the Interim Notes, or what exemption you are relying on and the reasons that you believe your reliance is appropriate. We note that you are soliciting shareholder approval for the issuance of the common shares at a special meeting scheduled for December 15, 2009.

4. In your response letter, explain more about the circumstances surrounding the "lock up" or Support Agreements you have entered into with respect of certain holders of Existing Notes. In particular, tell us how many note holders entered into Support Agreements.

5. Certain of the material terms of the Support Agreements appear to be contained in Exhibit A to the Agreement, which does not appear to have been filed on EDGAR. Please file the exhibit promptly.

6. Please revise your disclosure in Item 4 to include the information required by Item 1004(a)(1)(xi) of Regulation M-A concerning the accounting treatment for the transaction, if material.

Forward Looking Statements

7. The safe harbor for forward looking statements contained in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer, including your October 26, 2009 press release and your Schedule TO-I (page 22 – you cite to the Securities Act of 1933). See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please do not reference the Reform Act in future offer materials, including press releases or other communications.

Offering Memorandum and Consent Solicitation Statement

General Terms of the Exchange Offer and Consent Solicitation, page 53
Acceptance of Existing Notes for Exchange, page 55

8. You disclose that you will accept the Existing Notes for exchange "If the conditions to the exchange offer are satisfied or if we waive all of the conditions that have not been satisfied…" Please confirm that all offer conditions other than those relating to regulatory approvals required to consummate the offer will be satisfied or waived as of the expiration of the offer, not the later time of acceptance of tendered securities.

9. See our last comment above. You have reserved the right to delay acceptance for the securities "in order to comply in whole or in part with any applicable law." Legal compliance is not the same thing as pending regulatory approval. Please revise.

Conditions of the Exchange Offer and Consent Solicitation, page 60

10. See our comment above regarding the need for all offer conditions to be satisfied or waived as of expiration. Please confirm your understanding.

11. In our view, you may condition a tender offer on any number of conditions, as long as they are described with reasonable specificity, capable of some measure of objective verification, and outside of your control. Please revise the fourth bullet point in this section, which allows you to terminate the offer if an event "is likely to occur" that will materially impair the offer to include a standard that note holders may objectively determine.

12. In keeping with our previous comment, revise the third paragraph of this section to exclude actions or inactions by the bidder from those events which permit you to terminate the offer. Permitting you to terminate for actions within your control renders the offer illusory. Please revise.

Closing

Please amend your filing in response to these comments. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filing and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

1. the company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

3. the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions regarding our comments to me at (202) 551-3267.

Sincerely,

Julia E. Griffith
Special Counsel
Office of Mergers
and Acquisitions